UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Superior Consultant Holdings Corporation
(Name of Subject Company (issuer))

Superior Consultant Holdings Corporation (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

868146101
(CUSIP Number of Class of Securities)

Richard P. Saslow, Esq.
Superior Consultant Holdings Corporation
17570 West 12 Mile Road
Southfield, Michigan 48076
(248) 386-8300

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey A. Schumacher, Esq.
Sachnoff & Weaver, Ltd.
30 S. Wacker Drive
29th Floor
Chicago, Illinois 60606
(312) 207-6414

Calculation of Filing Fee

Transaction valuation *	Amount of filing fee *
$2,340,000	$189

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 650,000 shares of common stock at the maximum tender offer price of $3.60 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:___________________

Form or Registration No.:_________________

Filing Party:_____________________________

Date Filed:______________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:
☐

     This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

     The information set forth under “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER” in the Offer to Purchase dated June 16, 2003 (the “Offer to Purchase”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and address

     The name of the issuer is Superior Consultant Holdings Corporation (“Superior” or the “Company”), and the address of its principal executive office is 17570 West 12 Mile Road, Southfield, Michigan 48076. The Company’s telephone number is (248) 386-8300.

     (b)  Securities

     This Tender Offer Statement on Schedule TO relates to the offer by the Company to purchase shares of its common stock, $0.01 par value per share. The Company is offering to purchase up to 650,000 shares, or such lesser number of shares that are validly tendered and not properly withdrawn, at a price not greater than $3.60 or less than $2.85 per share, net to the seller in cash, without interest. As of June 13, 2003, 10,764,891 shares of Superior common stock were outstanding, excluding treasury shares. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, together with the Offer to Purchase, as the same may be amended or supplemented from time to time, constitute the offer.

     (c)  Trading market and price

     The information set forth in the Offer to Purchase under Section 9 (“Price Range of Shares”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  Name and address

     The Company is also the filing person. The Company’s address and telephone number are set forth in Item 2 above.

Item 4. Terms of the Transaction.

     (a)  Material Terms

     The information set forth in the following sections of the Offer to Purchase contains descriptions of the material terms of the transaction and the information contained therein is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Recent Developments; Purpose of the Offer; Material Effects of the Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Offer”);

•	Section 8 (“Extension of the Offer; Termination; Amendment”);

•	Section 9 (“Price Range of Shares”);

•	Section 10 (“Source and Amount of Funds”);

•	Section 14 (“Certain Legal Matters; Regulatory Approvals”); and

•	Section 15 (“Material U.S. Federal Income Tax Consequences”).

     (b)  Purchases

     The Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in this offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e)  Agreements involving Superior’s securities

     The information set forth in the Offer to Purchase under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  Purpose

     The information set forth in the Offer to Purchase under Section 2 (“Recent Developments; Purpose of the Offer; Material Effects of the Offer”) is incorporated herein by reference.

     (b)  Use of securities acquired

     The information set forth in the Offer to Purchase under Section 2 (“Recent Developments; Purpose of the Offer; Material Effects of the Offer”) is incorporated herein by reference.

     (c)  Plans

     The information set forth in the Offer to Purchase under Section 2 (“Recent Developments; Purpose of the Offer; Material Effects of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  Source of funds

     The information set forth in the Offer to Purchase under Section 10 (“Source and Amount of Funds”) is incorporated herein by reference.

     (b)  Conditions

     The information set forth in the Offer to Purchase under Section 10 (“Source and Amount of Funds”) is incorporated herein by reference.

     (d)  Borrowed funds

     The information set forth in the Offer to Purchase under Section 10 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

     (a)  Securities ownership

     The information set forth in the Offer to Purchase under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

     (b)  Securities transactions

     The information set forth in the Offer to Purchase under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or recommendations

     The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) and Section 17 (“Miscellaneous”) is incorporated herein by reference.

Item 10. Financial Statements.

     (a)  Financial information

     Superior’s financial statements are not deemed material to the offer because this is a cash-only issuer tender offer without a financing contingency by a public issuer. However, Superior’s financial statements are incorporated by reference from Item 8 of Superior’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and from Part I, Item 1 of Superior’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003. These materials are also incorporated by reference in Section 11 (“Information About Us”) of the Offer to Purchase, which is incorporated herein by reference.

     (b)  Pro forma information

     Not Applicable.

Item 11. Additional Information.

     (a)  Agreements, regulatory requirements and legal proceedings

     The information set forth in the Offer to Purchase under Section 2 (“Recent Developments; Purpose of the Offer; Material Effects of the Offer”), Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”) and Section 14 (“Certain Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the offer are pending.

     (b)  Other material information

     The information set forth in the Offer to Purchase under Section 2 (“Recent Developments; Purpose of the Offer; Material Effects of the Offer”) is hereby incorporated by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Stockholders dated June 16, 2003

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 16, 2003

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 16, 2003

(a)(5)	Press Release dated June 16, 2003

(b)(1)
Securities Purchase Agreement dated as of June 9, 2003, by and among Superior Consultant Holdings Corporation, Superior Consultant Company, Inc. and the Purchasers named therein, incorporated by reference to Exhibit 4.1 to Superior’s Form 8-K filed with the Securities and Exchange Commission on June 13, 2003

Exhibit No.	Description

(b)(2)
Form of Debenture of Superior Consultant Holdings Corporation and Superior Consultant Company, Inc. as co-borrowers, incorporated by reference to Exhibit 4.2 to Superior’s Form 8-K filed with the Securities and Exchange Commission on June 13, 2003

(d)(2)
Promissory Note executed by Charles O. Bracken in favor of Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.12 to Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on September 20, 1996

(d)(3)
Pledge Agreement between Charles O. Bracken and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.13 to Amendment No. 1 to Form S-1 Registration Statement as filed with the Securities and Exchange Commission on September 20, 1996

(d)(4)
Pledge Agreement between Ronald V. Aprahamian and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit D to Schedule 13D filed with the Securities and Exchange Commission on November 13, 2000

(d)(5)
Pledge Agreement between George S. Huntzinger and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit G to Schedule 13D filed with the Securities and Exchange Commission on November 13, 2000

(d)(6)
Restated Promissory Note executed by Ronald V. Aprahamian in favor of Superior Consultant Corporation, incorporated by reference to Exhibit 10.2 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(7)
Amendment to Pledge Agreement between Ronald V. Aprahamian and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.4 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(8)
Restated Promissory Note executed by George S. Huntzinger in favor of Superior Consultant Corporation, incorporated by reference to Exhibit 10.1 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(9)
Amendment to Pledge Agreement between George S. Huntzinger and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.3 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(10)
Assumed Note executed by Ronald V. Aprahamian in favor of Superior Consultant Holdings Corporation incorporated by reference to Exhibit O to Schedule 13D filed with the Securities and Exchange Commission on May 14, 2001

(g)	Not Applicable

(h)	Not Applicable

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Superior Consultant Holdings Corporation

By:	/s/ Richard D. Helppie, Jr. Richard D. Helppie, Jr. Chief Executive Officer

Dated: June 16, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Stockholders dated June 16, 2003

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 16, 2003

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 16, 2003

(a)(5)	Press Release dated June 16, 2003

(b)(1)
Securities Purchase Agreement dated as of June 9, 2003, by and among Superior Consultant Holdings Corporation, Superior Consultant Company, Inc. and the Purchasers named therein, incorporated by reference to Exhibit 4.1 to Superior’s Form 8-K filed with the Securities and Exchange Commission on June 13, 2003

(b)(2)
Form of Debenture of Superior Consultant Holdings Corporation and Superior Consultant Company, Inc. as co-borrowers, incorporated by reference to Exhibit 4.2 to Superior’s Form 8-K filed with the Securities and Exchange Commission on June 13, 2003

(d)(2)
Promissory Note executed by Charles O. Bracken in favor of Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.12 to Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on September 20, 1996

(d)(3)
Pledge Agreement between Charles O. Bracken and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.13 to Amendment No. 1 to Form S-1 Registration Statement as filed with the Securities and Exchange Commission on September 20, 1996

(d)(4)
Pledge Agreement between Ronald V. Aprahamian and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit D to Schedule 13D filed with the Securities and Exchange Commission on November 13, 2000

(d)(5)
Pledge Agreement between George S. Huntzinger and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit G to Schedule 13D filed with the Securities and Exchange Commission on November 13, 2000

(d)(6)
Restated Promissory Note executed by Ronald V. Aprahamian in favor of Superior Consultant Corporation, incorporated by reference to Exhibit 10.2 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(7)
Amendment to Pledge Agreement between Ronald V. Aprahamian and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.4 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

Exhibit No.	Description

(d)(8)
Restated Promissory Note executed by George S. Huntzinger in favor of Superior Consultant Corporation, incorporated by reference to Exhibit 10.1 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(9)
Amendment to Pledge Agreement between George S. Huntzinger and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.3 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(10)
Assumed Note executed by Ronald V. Aprahamian in favor of Superior Consultant Holdings Corporation incorporated by reference to Exhibit O to Schedule 13D filed with the Securities and Exchange Commission on May 14, 2001